February 3, 2021

Ronald Alper

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: RAD Diversified REIT, Inc.

Offering Statement on Form 1-A

Post-qualification Amendment No. 2

Filed January 21, 2021

File No. 024-11020

Dear Mr. Alper:

We acknowledge receipt of the comments in your letter dated January 29, 2021 regarding the Offering Statement of RAD Diversified REIT, Inc (the “Company”). We appreciate the opportunity to respond to your comments.

Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A Filed January 21, 2021

General

1.	We note your response to comment 1. Please file the rescission offer Form 1-A before qualification of this post-qualification amendment. In your rescission offer 1-A, please ensure that the disclosure clearly indicates how the company will fund the offer. In this regard, please consider the accounting guidance and disclosure requirements in ASC 450 relating to contingent liabilities.

The Company is filing a rescission offer on Form 1-A concurrently with this response. The Company believes that the Company could mortgage its current unleveraged real estate holdings (amounting to $7,262,200.00) and borrow sufficient money to fund the entirety of the rescission offer, should that be necessary. The Company does not believe, however, that any significant acceptance of the rescission offer is probable. Affiliates of the Company currently hold $4,254,909 of the $5,414,736 total amount subject to the rescission offer and will not take up the offer, and the Company’s recent performance has been such that the Company is confident that few non-affiliates will accept the offer. The Company therefore believes that no contingent liabilities need be disclosed pursuant to ASC 450.

Results of Operation, page 90

2.	We note your response to comment 3. Please tell us how you considered the guidance in ASC 250 in light of the error correction to your previously issued financial statements.

The Company together with its auditors has considered the guidance of ASC 250 and determined that only a “Little r” restatement is required. The error is corrected in the current-period financial statements by adjusting the prior-period information similar to the requirements in ASC 250-10-45-23.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Diversified REIT, Inc. If you have additional questions or comments, please contact me at fanni@crowdchecklaw.com.

Sincerely,

/s/ Fanni Koszeg

Counsel

CrowdCheck Law LLP

700 12th St NW, Ste 700,

Washington, DC 20005-4052

cc:

Brandon Dutch Mendenhall
President and Chief Executive Officer

RAD Diversified REIT, Inc.
211 N. Lois Avenue

Tampa, FL 33609